Exhibit 21.1

LIST OF SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
E-Home Household Service Holdings Limited	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	PRC	100%

Variable Interest Entities	Jurisdiction of Organization	Percentage of Ownership
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	PRC	N/A
Fuzhou Bangchang Technology Co. Ltd.	PRC	N/A

Subsidiaries of Variable Interest Entities*	Jurisdiction of Organization	Percentage of Ownership
Fuzhou Yongheng Xin Electric Co., Ltd.	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	PRC	67%
Fuzhou Yiyanbao Information Technology Co., Ltd.	PRC	67%
Yaxing Human Resource Management (Pingtan) Co., Ltd.	PRC	51%

*All subsidiaries listed are subsidiaries of Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.